Exhibit 12.1

Envestnet, Inc.

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Unaudited

(Dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$16,098	$5,712	$3,068	$10,580	$907	$944
Add: Fixed charges	2,960	2,989	1,336	1,763	1,387	822
Income before income taxes and fixed charges	$19,058	$8,701	$4,404	$12,343	$2,294	$1,766

Fixed Charges:
Interest expensed and capitalized (1)	$1,109	$1,288	$—	$786	$564	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
An estimate of the interest within rental expense (2)	1,851	1,701	1,336	977	823	822
Total fixed charges	$2,960	$2,989	$1,336	$1,763	$1,387	$822

Ratio of earnings to fixed charges	6.44	2.91	3.30	7.00	1.65	2.15

(1)  Amounts presented for nine months ended September 30, 2014 and year ended December 31, 2013 represent accretion on contingent consideration.

(2)  Interest is estimated by management to equal one-third of minimum rental payments under operating leases.